CEL-SCI CORPORATION
                              8229 Boone Blvd. #802
                                Vienna, VA 22182
                                 (703) 506-9460


                                January 24, 2008

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Preliminary Proxy Statement
            File No. 001-11889


     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 1 to the Company's proxy statement has been filed with the Commission.

      In response to the staff's letter dated January 18, 2008, the following paragraph has been added to the section of the proxy statement pertaining to the proposed reverse split.

      CEL-SCI's Articles of Incorporation provide that CEL-SCI is authorized to issue 300,000,000 shares of common stock. The reverse split, if adopted, would not change the number of shares of common stock which CEL-SCI is authorized to issue. However, a reverse split would reduce the number of CEL-SCI's outstanding shares, which would enable CEL-SCI to issue more shares that it would be able to issue if the reverse split was not adopted. CEL-SCI does not have any plans to issue any additional shares of its common stock, other than shares which it would be required to issue in connection with outstanding options or warrants, or shares which have customarily been issued pursuant to CEL-SCI's stock bonus or compensation plans.

      The Company understands that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

     o Staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the proxy statement; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very Truly Yours,

                                /s/ Patricia B. Prichep
                               ---------------------------------------------
                               Patricia B. Prichep, Senior Vice President of
                                Operations